Exhibit 4.39

Spouse Consent

The undersigned, Baohong Yin (ID card No. 320102196710242849), is the lawful spouse of Zhengdong Zhu (ID card No. 320102196806142439). I hereby voluntarily, unconditionally and irrevocably agree to the execution of the following documents (the “Transaction Documents”) by Zhengdong Zhu, and the disposal of the equity interests of Beijing Champion Healthcare Education Technology Co., Ltd. (“Domestic Company”) directly or indirectly held by Zhengdong Zhu according to the following Transaction Documents:

(1)	The Equity Pledge Agreement entered into by and among Zhengdong Zhu, Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. (“WFOE”) , Domestic Company and other relevant party on the date of this consent letter;

(2)	The Exclusive Option Agreement entered into by and among Zhengdong Zhu, WFOE, Domestic Company and other relevant party on the date of this consent letter;

(3)	The Power of Attorney executed by Zhengdong Zhu on the date of this consent letter; and

(4)	any other supplementary agreement(s) may be executed by Zhengdong Zhu from time to time.

I hereby undertake not to make any assertions in connection with the equity interests of Domestic Company which are directly or indirectly held by Zhengdong Zhu and not to take any action(s) which may be with the intention to interfere with the arrangements in connection with the Transaction Documents, including but not limited to bringing claim(s) to court or other competent authorities and claiming the equity interests therein to constitute the joint property owned by Zhengdong Zhu and me. I hereby unconditionally and irrevocably agree to waive all of the rights and interests which may be granted by the applicable laws in connection with the equity interests therein, and confirm that such rights or interests do not constitute the joint property owned by Zhengdong Zhu and me in any case. I hereby further confirm that Zhengdong Zhu can perform the Transaction Documents and further amend or terminate the Transaction Documents absent authorization or consent (whether in oral, in writing or in any other manner) from me.

I hereby undertake to execute all necessary documents and take all necessary actions to ensure strict compliance and appropriate performance of the Transaction Documents (as amended from time to time).

I hereby agree and undertake that if I obtain any equity interests of Domestic Company which are held by Zhengdong Zhu for any reasons, I shall be bound by the Transaction Documents (as amended from time to time) and the Exclusive Business Cooperation Agreement entered into between WFOE and Domestic Company as of the date of this consent letter (the “Exclusive Business Cooperation Agreement”) (as amended from time to time) and comply with the obligations thereunder as a shareholder of Domestic Company. For this purpose, upon WFOE’s request, I shall sign a series of written documents in substantially the forms of the Transaction Documents (as amended from time to time) and Exclusive Business Cooperation Agreement (as amended from time to time).

This Spouse Consent is written in Chinese and English. The Chinese version and English version shall have equal legal validity. If there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

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Baohong Yin

By:	/s/ Baohong Yin

December 28, 2015

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